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                        OHIO POWER COMPANY
                        COOK COAL TERMINAL
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 22977
        BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1999





                             CONTENTS



                                                          Page

Statements of Transfer Fee Billings                         1

Summary of Costs Incurred                                   2

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
                            OHIO POWER COMPANY
                            COOK COAL TERMINAL
                    STATEMENTS OF TRANSFER FEE BILLINGS
            BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1999
                                     July 1999                       August 1999                     September 1999
                             Tons      Fee        Amount    Tons         Fee       Amount    Tons        Fee        Amount
                                    (per ton)     (000)               (per ton)    (000)              (per ton)     (000)

SERVICE TO AFFILIATES
  Indiana - Kentucky
    Electric Corp:
    Cliffty Creek. . . . .    41,915   $1.54      $   65       27,674   $1.54      $   43         -      $ -        $ -

  Indiana Michigan Power
    Company:
    Tanners Creek. . . . .      -        -          -            -        -           -         36,968   $1.54          57

  Indiana Michigan Power
  Company and AEP Generating
  Company:
    Rockport Plant . . . .   668,262   $1.54       1,029      488,731   $1.54         753      574,241   $1.54         884

SERVICE TO NON-AFFILIATES    370,968                 546      403,884                 597      451,181                 531

    TOTAL. . . . . . . . . 1,081,145              $1,640      920,289              $1,393    1,062,390              $1,472

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
                            OHIO POWER COMPANY
                            COOK COAL TERMINAL
                         SUMMARY OF COSTS INCURRED
            BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1999
                                                                    Three
                                                                    Months
                                  July      August     September    Ended
                                  1999       1999         1999     9/30/99
                                              (in thousands)
Rents. . . . . . . . . . . . . . $  587     $  611      $  587     $1,785
Labor-UMW* . . . . . . . . . . .    203         96         197        496
Benefits-UMW*. . . . . . . . . .     (7)        79         147        219
Salaries and Benefits-Nonunion .     39         45          42        126
Material & Supplies. . . . . . .    168         98          74        340
Billed Services. . . . . . . . .    697        109         295      1,101
Taxes**. . . . . . . . . . . . .     56         56          53        165
Administrative and General . . .    170        199         186        555
Inventory Adjustments*** . . . .    111        (20)         70        161
Electricity. . . . . . . . . . .     85         87         154        326
Cost-of-Capital. . . . . . . . .     27         69          68        164

          Total. . . . . . . . . $2,136     $1,429      $1,873     $5,438


  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment.  These
    costs are reflected in employee benefits.
*** Represents the net change in transfer costs assigned to coal inventory at the terminal.
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